UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.)

BRONCO DRILLING COMPANY, INC.
_____________________________________________
(Name of Issuer)

Common Shares
__________________________
(Title of Class of Securities)

112211107
______________________
(CUSIP Number)

September 11, 2009
_________________________
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

220821.1

CUSIP NO. 112211107		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD CATALYST INVESTORS LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	941,047
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	941,047
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	941,047
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	3.46%
12		TYPE OF REPORTING PERSON	OO

220821.1

CUSIP NO. 112211107		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD SPECTRUM TRADING LIMITED
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,641,730
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,641,730
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,641,730
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	6.03%
12		TYPE OF REPORTING PERSON	CO

220821.1

CUSIP NO. 112211107		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD CAPITAL LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	2,582,777
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	2,582,777
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,582,777
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	9.49%
12		TYPE OF REPORTING PERSON	PN

220821.1

CUSIP NO. 112211107		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	2,582,777
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	2,582,777
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,582,777
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	9.49%
12		TYPE OF REPORTING PERSON	OO

220821.1

CUSIP NO. 112211107		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	CHARLES E. DAVIDSON
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	2,582,777
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	2,582,777
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,582,777
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	9.49%
12		TYPE OF REPORTING PERSON	IN

220821.1

CUSIP NO. 112211107		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	JOSEPH M. JACOBS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	2,582,777
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	2,582,777
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,582,777
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	9.49%
12		TYPE OF REPORTING PERSON	IN

220821.1

The Reporting Persons (as defined below) previously filed their ownership positions on Schedule 13D, and amendments thereto. Pursuant to Rule 13d-2(h), the Reporting Persons have determined that they are eligible to report on Schedule 13G. The Reporting Persons named in Item 2 below are hereby jointly filing this Schedule 13G (this “Statement”) because due to certain affiliates and relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities directly acquired from the Issuer named in Item I below by one of the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13G (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit I.

Item 1.

(a)	Name of Issuer:

BRONCO DRILLING COMPANY, INC.

(b)	Address of Issuer’s Principal Executive Offices:

16217 North May Avenue
Edmond, OK  73013

Item 2.

(a)	Name of Persons Filing (collectively, the “Reporting Persons”):

(i)	Wexford Catalyst Investors LLC
(ii)	Wexford Spectrum Trading Limited
(iii)	Wexford Capital LP
(iv)	Wexford GP LLC
(v)	Charles E. Davidson
(vi)	Joseph M. Jacobs

(b)	Address of Principal Business Office, or, if none, Residence of Reporting Persons:

c/o Wexford Capital LP
411 West Putnam Avenue
Greenwich, Connecticut 06830

(c)	Citizenship:

(i)	Wexford Catalyst Investors LLC - Delaware
(ii)	Wexford Spectrum Trading Limited – Cayman Islands
(iii)	Wexford Capital LP – Delaware
(iv)	Wexford GP LLC- Delaware
(v)	Charles E. Davidson - United States
(vi)	Joseph M. Jacobs - United States

(d)	Title of Class of Securities:

common stock, par value $0.01 per share

(e)	CUSIP Number:

112211107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. [Information set forth below is on the basis of 27,217,459 shares of Common Stock issued and outstanding, as reported in the Issuer’s Form 10K filed August 10, 2009.]

(i) Wexford Catalyst Investors LLC
(a)	Amount beneficially owned: 941,047
(b)	Percent of class: 3.46%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 941,047
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 941,047

(ii) Wexford Spectrum Trading Limited
(a)	Amount beneficially owned: 1,641,730
(b)	Percent of class: 6.03%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,641,730
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,641,730

(iii) Wexford Capital LP
(a)	Amount beneficially owned: 2,582,777
(b)	Percent of class: 9.49%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,582,777
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 2,582,777

(iv) Wexford GP LLC
(a)	Amount beneficially owned: 2,582,777
(b)	Percent of class: 9.49%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,582,777
(iii)	Sole power to dispose or to direct the disposition of: 0
(v)	Shared power to dispose or to direct the disposition of: 2,582,777

(v) Charles E. Davidson
(a)	Amount beneficially owned: 2,582,777
(b)	Percent of class: 9.49%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,582,777
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 2,582,777

(vi) Joseph M. Jacobs
(a)	Amount beneficially owned: 2,582,777
(b)	Percent of class: 9.49%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,582,777
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 2,582,777

Wexford Capital LP (“Wexford Capital”) may, by reason of its status as managing member or sub-advisor of Wexford Catalyst Investors LLC and Wexford Spectrum Trading Limited (together, the “Purchasing Entities”) be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Wexford GP LLC (“Wexford GP”) may, as the General Partner of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Charles E. Davidson (“Davidson”) and Joseph M. Jacobs (“Jacobs”) may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs, Wexford GP and Wexford Capital shares the power to vote and to dispose of the shares of Common Stock beneficially owned by the Purchasing Entities.  Each of Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by the Purchasing Entities and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Messrs. Davidson and Jacobs, to the extent of their respective personal ownership interests in any of the Purchasing Entities.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company N/A

Item 8.	Identification and Classification of Members of the Group N/A

Item 9.	Notice of Dissolution of Group N/A

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEXFORD CATALYST INVESTORS LLC
Date: September 11, 2009	By:	/s/ Arthur H. Amron
Name Arthur H. Amron
Title Vice President and Assistant Secretary

WEXFORD SPECTRUM TRADING LIMITED
By:	/s/ Arthur H. Amron
Name Arthur H. Amron
Title Vice President and Assistant Secretary

WEXFORD CAPITAL LP
By:	/s/ Arthur H. Amron
Name Arthur H. Amron
Title Partner and Secretary

WEXFORD GP LLC
By:	/s/ Arthur H. Amron
Name Arthur H. Amron
Title Partner and Secretary

By:	/s/ Charles E. Davidson
CHARLES E. DAVIDSON

By:	/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13G and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Bronco Drilling Company, Inc.

DATED: September 11, 2009

WEXFORD CATALYST INVESTORS LLC

By:	/s/ Arthur H. Amron
Name Arthur H. Amron
Title:  Vice President

WEXFORD SPECTRUM TRADING LIMITED

By:	/s/ Arthur H. Amron
Name:  Arthur H. Amron
Title:  Vice President

WEXFORD CAPITAL LP

By:	/s/ Arthur H. Amron
Name:  Arthur H. Amron
Title:   Partner and Secretary

WEXFORD GP LP

By:	/s/ Arthur H. Amron
Name:  Arthur H. Amron
Title:   Partner and Secretary

/s/ Charles E. Davidson
CHARLES E. DAVIDSON

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS